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                                                                    EXHIBIT 99.1

                   [LOGO OF PEAK INTERNATIONAL APPEARS HERE]

                       NOTICE OF SPECIAL GENERAL MEETING

                          PEAK INTERNATIONAL LIMITED
               (incorporated in Bermuda with limited liability)

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                         THE BOARD OF DIRECTORS IS NOT
                              SOLICITING PROXIES

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NOTICE IS HEREBY GIVEN that a special general meeting (the "Meeting") of Peak
International Limited (the "Company") will be held at 20th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong on 1 March, 1999 at 9:00 a.m. (Hong Kong time) for the purpose of considering and, if thought fit, passing the following resolutions:

1. THAT bye-law 86(4) of the Company's bye-laws be deleted and the following bye-law substituted therefor:--

  "86(4). The Members may, at any general meeting convened and held in accordance with these Bye-laws, by a resolution which has been passed by a majority of the votes cast by the Members having a right to attend and vote at such meeting remove a Director at any time before the expiration of his period of office notwithstanding anything in these Bye-laws or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement) provided that the Notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director fourteen (14) days before the meeting and at such meeting such Director shall be entitled to be heard on the motion for his removal."

2. THAT Richard Brook be and is hereby removed as a director of the Company with immediate effect.

By Order of the Board

Chairman

Dated: 10 February, 1999

Notes :

(i) A member of the Company entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. Completion and return of a form of proxy does not preclude a member from attending and voting at the Meeting in person.

(ii) To be valid, a form of proxy for the Meeting, together with the power of attorney or other authority (if any) under which it is signed (or a certified copy thereof), must be deposited with Mr. David Lamb at Conyers Dill & Pearman at 3408, Two Exchange Square, 8 Connaught Place, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting and in default the proxy shall not be treated as valid.

(iii) In order to amend bye-law 86(4) and in order subsequently to remove Richard Brook as a director, the resolutions must be passed by a simple majority of votes cast by members attending and voting (in person or by proxy) at the Meeting. All of the shares of Mr. T. L. Li (which represent a majority) will be voted in favour of the amendment to bye-law 86(4) and the subsequent removal of Richard Brook as a director.

(iv) In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose, seniority shall be determined by the order in which the names stand in the Register of Members of the Company.

(v) Pursuant to bye-law 45 of the Company's bye-laws, the Board of Directors has set 2 February, 1999 (4:00 p.m. New York time) as the record date for the Meeting. Only members whose names and addresses appear in the Register of Members on that date will be entitled to receive notice of and attend and vote at the Meeting.